UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-26124
CUSIP Number: 46600W106

NOTIFICATION OF LATE FILING

(Check One): ☑ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q
☐ Form N-SAR

For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant: IXYS Corporation

Former name if applicable: Paradigm Technology, Inc.

Address of principal executive office (Street and number): 3540 Bassett Street

City, State and Zip Code: Santa Clara, CA 95054

Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Additional time will be needed for the Registrant to complete the preparation and review of the Registrant’s Annual Report on Form 10-K for the year ended March 31, 2005 (the “Form 10-K”).

The Registrant is continuing its assessment of internal control over financial reporting as required under the regulations adopted in implementation of Section 404 of the Sarbanes-Oxley Act of 2002. To date, it has identified three material weaknesses that existed as of March 31, 2005:

deficiencies in the number of trained accounting personnel;

deficiencies in the Registrant’s control over costing and valuation of inventory; and

deficiencies in the Registrant’s control over the use of spreadsheets in its operations.

As a result of the identification of these material weaknesses, management’s assessment will conclude that the Registrant’s internal control over financial reporting is not effective. The Registrant expects that its independent registered public accountants will issue an adverse opinion on the effectiveness of the Registrant’s internal control over financial reporting. Management will also conclude that the Registrant’s disclosure controls and procedures are not effective.

The Registrant intends to disclose a more detailed description of these material weaknesses in the Form 10-K. Since management has not completed its assessment of the Registrant’s internal control over financial reporting and the control deficiencies identified to date, the Registrant’s management may ultimately identify additional control deficiencies as being material weaknesses as of March 31, 2005.

In the Form 10-K, the Registrant is required to provide certain disclosures about its controls and procedures once management’s assessment is complete. In addition, in part because of the work related to the Registrant’s internal control over financial reporting, other disclosure required in the Form 10-K is not yet complete. The Registrant is, therefore, unable to complete the preparation of the Form 10-K within the normal time period.

Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

James R. Jones	(408) 982-0700
(Name)	(Area Code)(Telephone number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes  ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes  ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release issued on May 18, 2005, the Registrant announced net income for the three and twelve months ended March 31, 2005 of $5.8 million and $16.2 million, respectively, as compared to a net loss of $5.2 million and $4.4 million, respectively, for the comparable periods of the prior year. The press release has been furnished in a Form 8-K filed with the Commission on May 18, 2005.

IXYS Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2005	By:	/s/ Uzi Sasson
Uzi Sasson,
Vice President of Finance (Principal Financial Officer)

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